United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On May 5, 2015, GW Pharmaceuticals plc (the “Company”) announced the closing of the previously announced offering on the NASDAQ Global Market by the Company of 1,600,000 American Depositary Shares (“ADSs”) at a price of $112.00 per ADS, raising gross proceeds of approximately $179.2 million (before deducting underwriting discount, commissions and offering expenses). The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On May 6, 2015, the Company announced that it has commenced a Phase 2 clinical trial of GWP42006 in adult patients with epilepsy. GWP42006 is the non-psychoactive cannabinoid cannabidivarin (CBDV) extracted from the cannabis plant. The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

On May 6, 2015, the Company announced that it will announce on May 11, 2015 its second quarter and half year financial results for the period ending March 31, 2015. The Company will also host a conference call the same day at 8:00 a.m. EDT (1:00 p.m. BST). The press release is attached as Exhibit 99.3 and is incorporated by reference herein.

Exhibits
99.1	Press release dated May 5, 2015
99.2	Press release dated May 6, 2015
99.3	Press release dated May 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: May 7, 2015